

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2010

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606-1720

      Re: Guggenheim Build America Bonds Managed Duration Trust (the "Trust")
             File Numbers: 333-168042, 811-22437

Dear Mr. Hale:

The Trust on July 9, 2009, filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement referenced above and have the following comments.

General

1.   The registration statement omits material information. We may have comments on the information provided in pre-effective amendments.

2.   Please advise the staff whether the Financial Industry Regulatory Authority ("FINRA") has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

Prospectus

Outside Front Cover Page

Total Offering Table

3.   Footnotes "(2)" and "(3)" disclose that an unspecified percentage of the public offering price of the offering sold may be paid by the Trust to an affiliate of the Adviser and Sub-Adviser as compensation for distribution services. The compensation payable to

the affiliate is contingent upon the Trust's total offering expenses. Please advise the staff why this payment for services to an affiliate, based on the expense ratio of the Trust, is not subject to the provisions of Section 17(d) of the 1940 Act and rule 17d-1. In your response letter, please explain why the level of compensation is tied to the expense ratio of the Trust, rather than the value of the services rendered. In your letter discuss how an expense ratio of a fund such as the Trust is similar to a fund's profitability. Has FINRA reviewed the nature of this contingent compensation?

4.   Footnote "(2)" states that the "Adviser has agreed to pay from its own assets a structuring fee to []." Please revise this disclosure to state the amount the Adviser has agreed to pay.

Cover Page

Duration Management Strategy

5.   The disclosure states that the Trust intends to reduce its "leverage-adjusted portfolio duration." Please define that term and explain the concept of duration in the prospectus. Include in the disclosure the Trust's expected duration (in number of years) not taking into account portfolio shortening devices.

Prospectus Summary

Build America Bonds

6.   The prospectus states that "J.P. Morgan municipal market research analysts currently project BABs issuance of approximately $110 billion in 2010 and expect the BAB total market size to be approximately $172 billion]." Has J.P. Morgan consented to being identified as the source of a projection included in the Trust's prospectus?

Investment Rationale

7.   The disclosure states the following: "*Diversification*: BABs are diversified across more than 1,100 different issues, throughout the United States." Diversification is normally gauged by the number of issuers rather than issues. Please revise the disclosure to state the number of issuers of BABs.

8.   The disclosure states that the "Sub-Adviser is at the forefront of the structuring and development of the BABs and Qualified School Construction Bonds ("QSCBs") markets, with $3.9 billion in municipal assets under management, including $1.3 billion in BABs and $1.2 billion in QSCBs as of March 31, 2010." Will the Trust invest in QSCBs? If yes, please summarize the nature of QSCBs, and provide to the staff in your response letter the basis for the statement that the Sub-Adviser is at the "forefront" of

structuring and developing BABs and QSCBs. If not, please advise the staff of the relevance of this disclosure.

Investment Policies

Duration Management Strategy

9.   Please clarify in plain English how the "Sub-Adviser [will] . . . manage the duration of the Trust's portfolio through the use of derivative instruments. . . ."

Other Investment Funds

10.   The Trust may invest, as an alternative to direct investments, in other investment companies. The summary states these may include registered investment companies. If applicable, please disclose that these other funds may include unregistered hedge funds. Also disclose in the prospectus that any investment intended to qualify as a substitute to a direct investment in BABs must invest, at a minimum, 80 percent of its assets in BABs. Please *see* the first comment under "Investment Policies" below.

Synthetic Investments

11.   The disclosure states that the Trust may use derivatives as alternative to investing directly. Please disclose the limits on the amount the Trust may invest in derivatives as a substitute to investing directly in BABs. If there is no prudential limit, then disclose that fact and the risks of investing in synthetics or derivatives in lieu of investing directly in BABs. Clarify whether this test is in addition to the limit on the amount the Trust may invest in other investment companies and, if so, disclose the aggregate limit on the amount the Trust may invest in substitutes for BABs.

Strategic Transactions

12.   The prospectus discloses that "[i]n addition to those derivatives transactions utilized in connection with the Trust's duration management strategy, the Trust may, but is not required to use various portfolio strategies, including derivatives transactions involving interest rate and foreign currency transactions, swaps, options and futures, ('Strategic Transaction') to earn income, facilitate portfolio management and mitigate risks." Later in the prospectus, under the Strategic Transactions Risk section, the disclosure states that the Trust may engage in "('Strategic Transactions'), for hedging and risk management purposes and to enhance total return." Please identify each "Strategic Transaction" that the Trust may use, and the risks of those transactions.

Other Investment Practices

13.   The summary mentions that the Trust may enter into forward commitments for the purchase or sale of securities, including on a "when issued" or "delayed delivery" basis, in excess of customary settlement periods for the type of security involved, lending portfolio securities and other transactions. Disclose the purpose for engaging or entering into these transactions.

Financial Leverage

14.   The disclosure states that the "Trust may utilize Financial Leverage up to the limits imposed under the 1940 Act . . . in the form of Indebtedness . . . and in the form of Preferred Shares. . . ." The summary also discloses that, under current market conditions, the Trust does not expect the aggregate amount of Financial Leverage (Indebtedness, Preferred, inverse floaters and reverse repurchase agreements) to exceed [25%] of Managed Assets. Please disclose the limits on the amount of Financial Leverage the Trust may incur at any time, including the limits, if any, on borrowings through inverse securities and reverse repurchase agreements.

15.   Leverage is generally understood to be the borrowing of money in order to finance the purchase of additional investments. May the Trust use Financial Leverage for purposes other than the purchase of additional securities? For example, may the Trust issue Preferred to retire debt, or to pay expenses or other liabilities? Would such a borrowing be subject to the limitations discussed above?

Management of the Trust

16.   The summary discloses that the advisory fee is based on Managed Assets, which includes all "assets attributable to Financial Leverage of any form, including Indebtedness, Preferred Shares and/or reverse repurchase agreements, dollar rolls and similar transactions." Please list in the prospectus the other "similar transactions" included in Managed Assets. The section 15 contract, not yet filed, also needs to describe specifically the compensation of the advisor. In this regard, please disclose how it is determined whether indebtedness incurred by the Trust is for the purpose of leverage. Does the investment advisor make the determination that a transaction is for the purpose of leverage rather than, for example, paying a current liability?

Contingent Term

17.   The summary discloses that the Trust will terminate and liquidate if BABs are not issued for a specified period of time, unless shareholders vote to extend the term of the Trust. Please disclose the vote needed by shareholders to extend the term of the Trust. Likewise, disclose the nature of the vote needed to liquidate the Trust prior to its intended term.

Special Risk Considerations

18.   The summary discloses that the Trust may acquire inverse floaters through tender option bonds (TOBs). Please disclose whether the Trust will sponsor or create the special purpose trust that issues debt securities and inverse floaters, or whether it will only acquire inverse floaters in the market. *See* footnote 5 to the fee table where it is disclosed that the Trust does not <u>currently</u> intend to do so. If the Trust may deposit securities into the special purpose trust, please disclose all the risks involved with the transaction. Also disclose the amount the Trust will segregate to cover its potential liabilities as a holder of inverse floaters.

Insurance Risk

19.   Are BABs secured by insurance or some other form of protection? If yes, please discuss this in plain English. If not, please disclose all attendant risks.

Investment Funds Risk

20.   The risk section of the summary discloses the nature of "Investment Funds" risks. Please state that these funds are commonly known as "hedge funds."

Portfolio Turnover Risk

21.   Please disclose the Trust's anticipated annual portfolio turnover rate.

Summary of Trust Expenses

22.   The investment advisor is compensated based on Managed Assets. The fee table discloses annual fund expenses, including advisory fees, on the basis of net assets. Please include a footnote to explain the conversion of Managed Assets to net assets, and the assumed amount of Financial Leverage involved with the conversion. In this regard, delete the parenthetical "assumes Financial Leverage as Described above" and the references to footnotes 6 and 7 from the heading "As a percentage of net assets." These footnotes may be appended to the heading "Interest payments on borrowed funds."

23.   Footnote 3 to the fee table assumes an interest rate of 1.25% for Financial Leverage. Please advise the staff the basis for that assumption.

24.   Footnote 5 discloses that the interest expense line item does not reflect the interest attributable to a TOBs arrangement created by the Trust. Please disclose unequivocally that the Trust will not create a TOBs arrangement in the first year of operations (or not at all). Otherwise, the fee table should reflect the interest expense attributable to a TOBs arrangement.

25.   Revise footnote 6 to state clearly that the Trust will limit the amount of Financial Leverage in the first year of operations to 25%.

Investment Objectives and Policies

Build America Bonds

26.   The prospectus summaries the February 2010 report issued by the Municipal Securities Rulemaking Board ("MSRB"), and states that "749 BABs issues came to market in 2009 totaling approximately $64 billion." Please verify whether that statistic refers to the entire year or the period between April 15 and December 31, 2009.

27.   The prospectus also states that "BABs issuance accounted for 20% of long-term securities issued in the municipal securities market, such that taxable municipal securities issuance (including BABs) represented 26% of the overall municipal securities market. Please disclose also that the report indicates that BABs accounted for 4.3% of the overall municipal par volume, and that from the period of April 15 to December 31, 2009, issuers in California accounted for nearly one quarter of all BABs, consisting of $15.4 billion from 63 issues.

28.   Please identify the "municipal market research analysts [who] expect . . . BABs issuance trends to continue throughout 2010. . . ."

Investment Policies

29.   The prospectus discloses that the Trust may as an alternative to investing directly in BABs, invest in other investment companies.   Please revise the disclosure by stating that unregistered investment funds are commonly known as "hedge funds," and delete the following sentence: "To the extent that the Trust invests in Investment Funds that invest less than 80% of their total assets in BABs, the Trust will include a pro rata portion of its investment in such Investment Funds for purposes of the Trust's policy of investing at least 80% of its Managed Assets in BABs." The staff takes the position that, for purposes of Section 35(d) and rule 35d-1, an investment in another fund only qualifies as a substitute for a direct investment if the other fund itself has an 80 percent test to invest in the relevant security or locality.

30.   In the discussion of TOBs, the prospectus discloses that the "Trust may invest in both inverse floating rate securities and floating rate securities (as discussed below) issued by the same special purpose trust."   Explain why the Trust will invest in both securities issued by the special purpose trust. Advise the staff whether the Trust, when it invests in floating rate securities backed by BABs, intends to count the floating rate securities as BABs for purposes of the 80% test?

31.   Please discuss the liquidity of residual interests.

32.   The Trust may participate in senior loan syndications. Disclose the risks involved with participating in loan syndications.
The prospectus discloses that the Trust may invest up to 20% of its assets in other investment companies, yet the fee table indicates that the indirect costs of such investments (AFFE) in the first year of operations will be less than one basis point of net assets. Will the Trust limit its investments in other funds during the first year to an amount much less than the upper limit of 20%? If so, that should be disclosed.

33.   Disclose the limit on the amount of assets the Trust may loan in repurchase agreements. If there is no limit, disclose this fact.

34.   Disclose the estimated portfolio turnover of the Trust in the first year of operations.

Use of Financial Leverage

Inverse Floating Rate Securities

35.   The prospectus discloses that:

> With respect to Inverse Floating Rate Securities, the Trust's Managed Assets shall include assets attributable to the Trust's use of effective leverage (whether or not those assets are reflected in the Trust's financial statements for purposes of generally accepted accounting principles), including the portion of assets in special purpose trusts of which the Trust owns the inverse floater certificates that has been effectively financed by the trust's issuance of floating rate certificates.

36.   In order for investors to better understand how TOBs and inverse floaters work, please provide a numerical example of how the leveraging works and is calculated.

Preferred Shares

37.   The Trust may issue preferred shares and the prospectus discloses that, if preferred are outstanding, preferred shareholders will be entitled to elect two Trustees, voting separately as a class. The other Trustees of the Trust will be elected by common shareholders and preferred shares voting together as a single class. Please disclose the conflict of interest the Trustees elected by both common and preferred shareholders may have.

Risks

Below Investment Grade Securities Risk

38.   The Trust may invest up to 20% of its assets in junk. Please disclose whether the Trust may or may not purchase securities that are in default. Please include similar disclosure with respect to investments in senior loans.

Investment Funds Risk

39.   Please disclose that there may not be as much information available about the hedge funds in which the Trust may invest. For example, unlike registered funds, hedge funds are not required under Federal law to issue periodic financial reports.

Closed-end Structure

40.   Please disclose whether the Trust may convert to an open-end structure and, if so, what vote is needed by shareholders.

Underwriting

41.   The prospectus discloses that prior to the public offering, an affiliate of the adviser will have purchased common shares "from the Trust in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act." Please revise the disclosure to specify the amount purchased by the affiliate, or that the 1940 Act requires $100,000 of net worth. Also, please disclose the period of time the affiliate will hold such shares under its letter of investment.

Additional Compensation to Underwriters

42.   Please disclose whether the additional compensation payable under the "structuring fee for advice relating to the structure, design and organization of the Trust as well as services related to the sale and distribution of the Trust's Common Shares" is made pursuant to a contract. Please file the contract as an exhibit to the registration statement. Please disclose to whom the services will be rendered, and how those services differ from those provided by the adviser.

SAI

Investment Restrictions-Fundamental Policies

43.   The first enumerated fundamental policy states the Trust will not "[i]ssue senior securities nor borrow money, except the Trust may issue senior securities or borrow money to the extent permitted by applicable law." Please explain in the narrative text following the fundamental policies what is permitted by applicable law. For example, disclose that the Trust may engage in reverse repurchase agreements provided it segregates assets to cover these transactions. Disclose the aggregate amount the Trust may borrow, *i.e.*, the full extent permitted by applicable law.

44.   Clause (ii) of the third enumerated fundamental policy on concentration appears to omit the term "Trust" after the phrase "with respect to which the." Please revise the policy accordingly.

45.   Please advise the staff how the Trust will apply the diversification test with regard to the Trust's investments in residual interests.

Trustee Qualifications

46..   Please delete the following sentence: "References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof."

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your opinion.

Please advise use if you have submitted or expect to submit a no-action letter in connection with your registration statement.

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
August 10, 2010

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
August 10, 2010

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review